NEWS RELEASE International Game Technology PLC Announces Executive and Board Leadership Changes • Marco Drago announces intention to step down from board of directors • Enrico Drago appointed to IGT Board of Directors, will leave his role as CEO of IGT PlayDigital • Gil Rotem to expand role as president of IGT PlayDigital LONDON – March 21, 2024 – International Game Technology PLC (“IGT”) (NYSE: IGT) announced that on March 21, 2024, its Board of Directors implemented changes to the Company’s Board and executive team. Marco Drago announced today that he will step down from his role as a non-executive director of the IGT Board of Directors. He will carry out his remaining term and depart from the Board at the conclusion of the Company’s Annual General Meeting (“AGM”) on May 14, 2024. Enrico Drago has been appointed by the IGT Board of Directors as a non-executive director of the IGT Board. In addition, Enrico Drago will resign from his current role of CEO of IGT PlayDigital, and Gil Rotem, who is currently IGT PlayDigital President of iGaming, will expand his role to become IGT PlayDigital President and report directly to Vince Sadusky, CEO of IGT. These changes will be effective April 1, 2024. Enrico Drago will continue in his role as vice chairman of De Agostini S.p.A. “As Marco Drago prepares to step down from his position on the IGT Board of Directors, I’d like to thank him for his many years of service and his unwavering commitment to driving results and creating value for all IGT stakeholders,” said Marco Sala, IGT Executive Chair of the Board. “Enrico Drago joining the Board and leaving his executive leadership position at IGT is a natural evolution that supports the Company’s vision for its next era of growth and transformation. Enrico’s value-creation mindset and understanding of global growth opportunities will enhance the Board and align with IGT’s strategic priorities.” "Watching and guiding IGT through its evolution from a collection of companies that started with Lottomatica and GTECH grow into a unified global gaming leader has been very gratifying. We have been fortunate to have a great group of board members and business unit leaders that have helped drive IGT's growth during this time. I thank them for their contributions and am certain that IGT is positioned for continued growth as we go forward with the bold initiatives we have undertaken,” said Marco Drago, IGT Non- Executive Director. “Over the last five-plus years, IGT PlayDigital has established leadership positions in the global iGaming and North American sports betting sectors that will be foundational to the Company’s future successes. I thank the entire IGT PlayDigital team for all that we have accomplished in this time, and I look forward to supporting IGT in a new capacity and further helping the Company define its vision and strategy,” said Enrico Drago, CEO of IGT PlayDigital. Executive & Director Biographies Marco Drago: Mr. Drago has been a Non-executive Director of the IGT Board since the formation of the Company in April 2015. He is President of the Board of Directors of B&D Holding S.P.A., a position held since 2018. Following service as Chairman from 1997 to 2022, Mr. Drago became Chairman Emeritus of De Agostini, S.p.A., the holding company of the De Agostini Group. He is also Deputy Chairman for Grupo Planeta-De Agostini SL, a position held since 2003, and is Chairman ad honorem of De Agostini Editore S.p.A., a position assumed following service as a board member from 1999 to 2020. Additionally, he serves as: (i) a board member of Atresmedia SA. (since 2003); (ii) sole director of Blu Acquario Prima S.p.A. and Investendo Tre S.r.l., (since 2012 and 2022, respectively). He previously served as a: (i) director and member of the Supervisory Board of San Faustin SA from 1996 to 2023; and (ii) director of Crescita Holding Srl from 2016 to 2021. Mr. Drago has more than 55 years of professional experience and graduated with Bachelor of Science in Economics and Business from Bocconi University in Milan, Italy. Mr. Drago is the father of Enrico Drago, CEO, PlayDigital. Enrico Drago: Mr. Drago is Chief Executive Officer of the PlayDigital business, a role he has held since September 2021. He previously served as the Company’s Senior Vice President of PlayDigital from 2018 until assuming his current role. Since June 2021, he has served as the Vice Chairman of De Agostini S.p.A. Mr. Drago has 25 total years of professional experience. He graduated from IESE Business School, University of Navarra, Barcelona, Spain with a Master in Business Administration and from Bocconi University, Milan, Italy with a Bachelor of Science, Business Administration. Gil Rotem: Mr. Rotem joined IGT in 2021 as the President of iGaming for IGT PlayDigital. Since joining IGT, he has helped IGT PlayDigital take a leading position in the global iGaming market, complete the acquisition of iSoftBet and grow the Company’s games portfolio and engagement tools offering. Mr. Rotem has more than two decades of experience in the iGaming sector. Prior to joining IGT, Mr. Rotem spent nearly 15 years at bet365, a UK-based gambling company. There, he was Group Director for Gaming Strategy, served on the company’s board of directors and was responsible for strategic planning and operations.

About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.igt.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, strategies, objectives, intentions, and expectations as to future plans, trends, events, transactions, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2023 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. # # #

Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT- 7452; outside U.S./Canada +1 (401) 392-7452 Francesco Luti, Italian media inquiries, +39 06 5189 9184 James Hurley, Investor Relations, +1 (401) 392-7190 © 2024 IGT The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors.